SECURITIES AND EXCHANGE COMMISSION





                                               Washington, DC 20549





                                   Under the Securities and Exchange Act of 1934





                                                GOLD STANDARD, INC


                                                  (Name of Issuer)





                                                   Common Stock


                                          (Title of Class of Securities )





                                                     380724104


                                                   (CUSIP NUMBER)





1)      Name of Reporting Person:           CNA Financial Corporation


        SS or IRS Identification                     36-6169860


        Nos. of Above Persons:





2)      Check the Appropriate Box                    (a)


        If A Member of  Group


        (See Instructions)                                    (b)  X





3)      SEC Use Only





4)      Citizenship or Place of Organization         Delaware





        Number of                    (5)  Sole Voting Power          2,650,000


        Shares


        Beneficially Owned           (6)  Shared Voting Power           0


        by Each Reporting


        Person With:                 (7)  Sole Dispositive Power      2,650,000





                                   (8)  Shared Dispositive Power       0





9)      Aggregate Amount Bene-                                2,650,000


        ficially Owned by Each


        Reporting Person





10)     Check if the aggregate


        Amount in Row  (9) Ex-


        clude Certain Shares (See


        Instructions)





11)     Percent of Class Represented


        By Amount in Row 9                  14.17%





12)     Type of Reporting


        Person (See Instructions)                    HC








1)      Name of Reporting Person:           Loews Corporation


        SS or IRS Identification                     13-2646102


        Nos. of Above Persons:





2)      Check the Appropriate Box                    (a)


        If A Member of  Group


        (See Instructions)                                    (b)  X





3)      SEC Use Only





4)      Citizenship or Place of Organization         Delaware





        Number of                        (5)  Sole Voting Power             0


        Shares


        Beneficially Owned              (6)  Shared Voting Power           0


        by Each Reporting

        Person With:                    (7)  Sole Dispositive Power        0





                                        (8)  Shared Dispositive Power:     0





9)      Aggregate Amount Bene-          2,650,000


        ficially Owned by Each


        Reporting Person





10)     Check if the aggregate


        Amount in Row  (9) Ex-


        clude Certain Shares (See


        Instructions)





11)     Percent of Class Represented


        By Amount in Row 9                  14.17%





12)     Type of Reporting


        Person (See Instructions)                    HC








Item 1(a)         Name of Issuer.





                  GOLD STANDARD, INC.





Item 1(b)         Address of Issuer's Principal Executive Offices





                           Scott L. Smith


                           President


                  GOLD STANDARD, INC.


                  712 Kearns Building


                  Salt Lake City, Utah  84101





Item 2(a)         Name of Person Filing.





                  CNA Financial Corporation





Item 2(b)         Address of Principal Business Office:





                           CNA Plaza,  Chicago, Illinois 60685





Item 2(c)         Citizenship:





                       State Of Delaware





Item 2(d)         Title of Class of Securities.      Common Stock





Item 2(e)         CUSIP Number.                      380724104





     Item 3 The person filing this statement pursuant to Rule 13-1(b) or 13d-2 is:





     (g) Parent Holding Company (HC) (Relevant subsidiary is Continental Casualty Company, an Illinois domiciled insurance company.)





Item 4.  Ownership





(a)       Amount Beneficially Owned:                 2,650,000





(b)       Percent of Class                                              14.17%








(c)      Number of shares as to which such person has





         (i)      sole power to vote or to direct the vote        2,650,000





         (ii)     shared power to vote or to direct vote          0





         (iii)    sole power to dispose or to direct disposition of    2,650,000





         (iv)     shared power to dispose or to direct disposition          0





Item  5. Ownership of Five Percent or Less of a Class.





         Inapplicable.








Item 6.  Ownership of More than Five Percent on Behalf of Another Person.





         Inapplicable.





Item 7.  Identification and Classification of the Subsidiary Which Acquired


         the Security Being Reported On By the Parent Holding Company.


         Continental Casualty Company, an Illinois insurance company (IC).





         Inapplicable.





Item 8.  Identification and Classification of Members of the Group.





         Inapplicable.





Item 9.  Notice of Dissolution of the Group.





         Inapplicable.








Item 10. Certification.





     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.





     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.








                  February 14, 1997


                  Date





/s/ Donald M. Lowry


                  Signature





Donald M. Lowry


Senior Vice President, Secretary and General Counsel





Item 2(a)         Name of Person Filing.





                  Loews Corporation





Item 2(b)         Address of Principal Business Office:





                           667 Madison Avenue, New York, New York  10021-8087





Item 2(c)         Citizenship:





                       State Of Delaware





Item 2(d)         Title of Class of Securities.      Common Stock





Item 2(e)         CUSIP Number.                      380724104





     Item 3 The person filing this statement pursuant to Rule 13-1(b) or 13d-2 is:





     (g) Parent Holding Company (HC) (Relevant subsidiary is Continental Casualty Company, an Illinois domiciled insurance company.)





Item 4.  Ownership





(a)       Amount Beneficially Owned:                 2,650,000





(b)       Percent of Class                                              14.17%








(c)      Number of shares as to which such person has





         (i)      sole power to vote or to direct the vote          0





         (ii)     shared power to vote or to direct vote            0





         (iii)    sole power to dispose or to direct disposition of    0





         (iv)     shared power to dispose or to direct disposition       0





Item  5. Ownership of Five Percent or Less of a Class.





         Inapplicable.








Item 6.  Ownership of More than Five Percent on Behalf of Another Person.





         Inapplicable.





Item 7.  Identification and Classification of the Subsidiary Which Acquired


         the Security Being Reported On By the Parent Holding Company.


         Continental Casualty Company, an Illinois insurance company (IC).





         Inapplicable.





Item 8.  Identification and Classification of Members of the Group.





         Inapplicable.





Item 9.  Notice of Dissolution of the Group.





         Inapplicable.








Item 10. Certification.





     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.





     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.








                  February 14, 1997


                  Date





/s/ Barry L. Hirsch


                  Signature





Barry L. Hirsch


Senior Vice President, Secretary and General Counsel





                                                     Exhibit 1





     Loews Corporation holds in excess of 84% of the equity of CNA Financial Corp. CNA Financial Corp. owns 100% of the relevant subsidiary, Continental Casualty Company, an Illinois domiciled insurance company (IC). Continental Casualty Company is the direct owner of the position being reported.